1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

February 26, 2020

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,242

Dear Ms. O’Neal-Johnson:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,242 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares MSCI Kuwait ETF (the “Fund”), a series of the Trust.

The staff of the Securities and Exchange Commission (the “Staff”) provided comments to the Trust on February 3, 2020. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1:	Please include a completed fee table and cost example at least one week before effectiveness.

Response:	As requested, the Trust has provided a completed fee table and cost example at least one week prior to the filing becoming effective.

Comment 2:	Please consider deleting the word “broad” in the first sentence of the Principal Investment Strategies in the Prospectus.

Response:	The requested change has been made.

Comment 3:	Please clarify the following sentence: “Constituents meeting both of these criteria are represented at their weight in the Parent Index.”

Securities and Exchange Commission

February 26, 2020

Response:	In response to the Staff’s comment, the Trust has made the following change to the disclosure:

Constituents meeting both of these criteria are represented at their weight in the Parent Index~~.~~, and therefore will not be subject to the capping methodology of the Underlying Index discussed above.

Comment 4:	Please disclose the date and frequency of the Underlying Index’s rebalancing in the Prospectus.

Response:

The Trust respectfully declines to make the requested change. The Trust respectfully directs the Staff’s attention to the section of the Statement of Additional Information entitled “Construction and Maintenance of the Underlying Index—The MSCI Indexes—MSCI Global Investable Market Indexes—Changes to the Indexes,” which discloses the Index Provider’s methodology for rebalancing and making changes to the Underlying Index.

Comment 5:

Please confirm that the Underlying Index may include more securities than issuers. The Staff notes that the Prospectus currently states that: “The Underlying Index targets to include at least 30 securities and 25 issuers.”

Response:	Confirmed. The Underlying Index may include more securities than issuers, as reflected in the current disclosure.

Comment 6:

Please clarify the following disclosure: “[The Underlying Index] consists of equity securities of companies that (i) are classified in Kuwait according to the MSCI Global Investable Market Index Methodology[....]”

Response:	In response to the Staff’s comment, the Trust has revised the disclosure as noted below:

The Underlying Index targets to include at least 30 securities and 25 issuers. MSCI Inc. (the “Index Provider” or “MSCI”) begins with the MSCI All Kuwait 30 Index (the “Parent Index”), which consists of equity securities of companies that (i) are classified in Kuwait according to the MSCI Global Investable Market Index Methodology, together with equity securities of companies that (ii) are either headquartered or listed in Kuwait and have a significant linkage to Kuwait (based on the geographic distribution of any of the following criteria: the company’s shareholder base, revenues, assets, management, employee base, history and country of incorporation), as defined and measured by MSCI, or (iii) have an economic exposure (based on the geographic distribution of a company’s revenues) greater than 10% to Kuwait, as defined and measured by MSCI, where the criteria outlined in (i) and (ii) do not result in the target number of securities and issuers.

Securities and Exchange Commission

February 26, 2020

The MSCI Global Investable Market Index Methodology generally classifies a company as being in Kuwait if it is incorporated in Kuwait and its securities have a primary listing in Kuwait. In the event that a company is incorporated outside of Kuwait but its securities have a primary listing in Kuwait, the Index Provider will consider additional factors, including but not limited to the geographic distribution of the company’s shareholder’s base or operations, the location of its headquarters and the company’s history.

Comment 7:

The Staff notes the following disclosure in the Fund’s Prospectus: “[The Underlying Index includes companies which are] either headquartered or listed in Kuwait and have significant linkage to Kuwait (based on the geographic distribution of any of the following criteria: company’s shareholder base, revenues, assets, management, employee base, history and country of incorporation)[....]” (Emphasis added).

Please clarify in the Prospectus and Statement of Information, as applicable, how the Index Provider evaluates a company’s history with respect to its classification.

Response:	In response to the Staff’s comment, the Trust has made the following addition to the disclosure in the Prospectus and Statement of Additional Information:

“In considering a company’s history, MSCI reviews where the company originated from when the company started its operations, as well as who the founders were and their nationality.”

Comment 8:

Please consider adding further risk disclosure associated with an investment strategy tied to a single emerging market or frontier market index, specifically, risks associated with the rights of ownership of foreign securities and errors associated with the an emerging market or frontier market index that may negatively impact Fund performance.

Response:

The Trust respectfully submits that its current risk disclosure is appropriate. The Trust respectfully directs the Staff’s attention to the following principal risk factors in the Fund’s Prospectus, excerpts of which are included below:

1.

Index-Related Risk—“Errors in index data, index computations or the construction of the Underlying Index in accordance with its methodology may occur from time to time and may not be identified and corrected by the Index Provider for a period of time or at all, which may have an adverse impact on the Fund and its shareholders.”

2.

Non-U.S. Securities Risk—“Investments in the securities of non-U.S. issuers are subject to the risks associated with investing in those non-U.S. markets, such as heightened risks of inflation or nationalization…The Fund is specifically exposed to Middle Eastern Economic Risk; …the Fund

Securities and Exchange Commission

February 26, 2020

may be subject to increased risk of loss caused by [….] Legal principles relating to corporate governance, directors’ fiduciary duties and liabilities and stockholders’ rights in markets in which the Fund invests may differ from and/or may not be as extensive or protective as those that apply in the U.S.”

3.

Operational Risk—“The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of the Fund’s service providers…”

4.	Risk of Investing in Frontier Markets—“…Economic, political, illiquidity and currency risks may be more pronounced with respect to investments in frontier markets than in emerging markets.”

Comment 9:	Please confirm whether the principal investment strategies should disclose that small-capitalization issuers will constitute a significant portion of the Underlying Index.

Response:

The Trust respectfully submits that the current disclosure is appropriate. The Trust respectfully directs the Staff’s attention to “Small-Capitalization Companies Risk” in the “Summary of Principal Risks” and the “Further Discussion of Principal Risks” section of the Fund’s Prospectus. The Trust also directs the Staff’s attention to the following disclosure in the Principal Investment Strategies: “The Underlying Index includes large- , mid- and small-capitalization companies and may change over time.”

Comment 10:

Please tailor “Concentration Risk” to emphasize the heightened concentration risk for this Fund in light of the fact that the Underlying Index includes approximately 30 constituents and the top-weighted issuers can represent up to 50% of the Underlying Index weight.

Response:

The Trust respectfully declines to make the requested change. The Trust respectfully notes that “Concentration Risk” contains appropriate references the risk associated with “Fund’s investments, more than the market as a whole, to the extent that the Fund’s assets are concentrated in securities and/or other assets of a particular issuer or issuers, country, group of countries, region” (Emphasis added).

Comment 11:	Consistent with ADI 2019-18, please consider re-ordering the principal risks. Specifically, consider placing “Risk of Investing in Kuwait” as the first principal risk factor.

Response:

The Trust has reviewed the risk disclosure and respectfully submits that the current order of the risk factors is appropriate. The Trust has included the following disclosure in the sections entitled “Fund Overview-Summary of Principal Risks,”

Securities and Exchange Commission

February 26, 2020

“A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

The order of the below risk factors does not indicate the significance of any particular risk factor.

****

Sincerely,

/s/ Anne C. Choe

Anne C. Choe

cc:	Deepa Damre

Nick Cordell

Michael Gung

George Rafal

Curtis Tate